
October 13, 2011

Via E-mail
Puissant Industries, Inc.
c/o Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432

> **Re: Puissant Industries, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 29, 2011**
> **File No. 333-174222**

Dear Ms. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Financial Statements for the Six Months Ended June 30, 2011 and 2010

General

1.   Please ensure that <u>all</u> sets of your financial statements that were impacted by restatement are appropriately labeled as "Restated" throughout your filing.

Note 11 – Restatement, page F-20

2.   Please provide disclosure showing the impact of the restatement to your financial statements to your balance sheet as of June 30, 2011. Refer to FASB ASC 250-10-50-7.

3.   It does not appear that your disclosure provides information showing the impact of the restatement to your previously issued financial statements. Please revise to provide the

disclosure required by FASB ASC 250-10-50-10. If deemed material, your disclosure should address the change to the weighted average shares used to calculate earnings per share for the interim period ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551- 3645, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief